Exhibit 99.1

SUPPLEMENTAL INDENTURE No. 1

SUPPLEMENTAL INDENTURE No. 1 (this “Supplemental Indenture”) dated as of September 30, 2022 among Maxeon Solar Technologies, Ltd. (or its successor) (the “Company”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and DB Trustees (Hong Kong) Limited as collateral trustee (the “Collateral Trustee”), under the indenture referred to below.

WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee and the Collateral Trustee an indenture (as amended, supplemented or otherwise modified, the “Indenture”) dated as of August 17, 2022, providing for the issuance of the Company’s 7.50% Convertible First Lien Senior Secured Notes (the “Notes”), initially in an aggregate principal amount of $207,000,000;

WHEREAS the Indenture provides that, pursuant to Section 8.02 of the Indenture, the Company and the Trustee may, subject to Sections 8.01, 8.03, 7.05 and 7.08 of the Indenture and clauses (i) to (x) of Section 8.02(A) of the Indenture, amend or supplement any provision of the Indenture with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding;

WHEREAS pursuant to an Acknowledgement Letter to a Letter of Consent, dated September 30, 2022, Zhonghuan Singapore Investment and Development Pte. Ltd., in its capacity as the Holder of $207,000,000 principal amount of the Notes, representing 100% of the outstanding principal amount of the Notes, consents to the execution and delivery of this Supplemental Indenture and the amendments to the Indenture set forth herein; and

WHEREAS pursuant to Section 8.02 of the Indenture, the Trustee, the Collateral Trustee and the Company are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Trustee and the Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows:

1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

2. Amendments to Schedule 1.01 of the Indenture. Paragraphs 2 and 4 of Schedule 1.01 of the Indenture are hereby deleted in their entirety and replaced with the following paragraphs:

“2. Subject to prompt assistance from the entity holding the security interest in the applicable Collateral, as may be necessary, in accordance with the timetable in Schedule 1 of the Supplemental Indenture No. 1 dated as of September 30, 2022 among the Company, the Trustee and the Collateral trustee, Maxeon Solar Pte. Ltd. shall:

(a)

negotiate and execute local law patent security documents (the “Local Law Patent Security Documents”) in respect of its patents registered in the PRC, the United Kingdom, France, the European Union Intellectual Property Office (provided, that the Obligations to be secured by the Liens on the applicable Collateral under any Italian law patent security document in respect of patents registered in the European Union Intellectual Property Office shall not exceed US$100,000), Australia, South Korea, Japan, Germany, Italy (provided, that the Obligations to be secured by the Liens on the applicable Collateral under any Italian law patent security document shall not exceed US$100,000) and the European Patent Office (the “Agreed IP Security Jurisdictions”); and

(b)	contemporaneously with the execution of each Local Law Patent Security Document, provide:

a.	any relevant constitutional documents and necessary corporate approvals with respect to entry into the respective Local Law Patent Security Documents;

b.

any related opinions as requested by the entity holding the security interest in the applicable Collateral and/or Investor to be issued based on standard opinion practice of each Agreed IP Security Jurisdiction, appointment of agents for service of process as applicable; and

c.	any additional documentation or deliverables as reasonably required in the respective jurisdictions.”

“4. Within 90 days of the Issue Date, Maxeon Solar Pte. Ltd. shall, subject to prompt assistance from the entity holding the security interest in the applicable Collateral, as may be necessary, take practical steps consistent with agreed market practice in the PRC, the United Kingdom, France, the European Union Intellectual Property Office, Australia (to the extent that only a centralized filing will be made), South Korea and Italy (the “Agreed IP Perfection Jurisdictions”) to ensure that the Liens under the Local Law Patent Security Documents in respect of its Patents registered in the Agreed IP Perfection Jurisdictions are recorded, filed and notified in the Agreed IP Perfection Jurisdictions and on all relevant registers of the Agreed IP Perfection Jurisdictions, to ensure the enforceability, validity and priority of such Liens.”

4. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby.

5. Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, IS GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

6. Trustee and Collateral Trustee Make No Representation. The Trustee and the Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

7. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

8. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

[Signature Page to Supplemental Indenture]

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT

By:	/s/ Annie Jaghatspanyan
Name:	Annie Jaghatspanyan
Title:	Vice President

By:	/s/ Irina Golovashchuk
Name:	Irina Golovashchuk
Title:	Vice President

DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE

By:	/s/ Christina Nip
Name:	Christina Nip
Title:	Authorized Signatory

By:	/s/ Mak, Ka Ho
Name:	Mak, Ka Ho
Title:	Authorized Signatory

[Signature Page to Supplemental Indenture]

Schedule 1

1.	The Local Law Patent Security Documents for the following Agreed IP Security Jurisdictions shall be agreed and executed no later than October 7, 2022:

a.	Australia

b.	France

c.	South Korea

d.	Germany

e.	European Patent Office

f.	Japan

g.	United Kingdom

2.	The Local Law Patent Security Documents for the following Agreed IP Security Jurisdictions shall be agreed and executed no later than October 20, 2022:

a.	PRC

b.	Italy

c.	European Union Intellectual Property Office